UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of March 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Latin America

Las Condes – Santiago de Chile selects Proactiva

for its waste collection services

Paris, Madrid, Santiago, March 26, 2014. The Municipality of Las Condes in Santiago de Chile has renewed its trust in Proactiva Medio Ambiente, Veolia Environnement’s Latin American subsidiary, by contracting the company for its household solid waste collection. This eight-year contract, with an extension of two additional years, is worth cumulative revenues of almost €40 million. It is one of the largest contracts in the country for this type of service.

Las Condes, located in the northwest of the Chilean capital, has a population of 284,000. It also has the highest concentration of economic and financial activity. In particular, it is home to the majority of diplomatic representations, head offices of major local and international companies, and the country’s main universities.

Proactiva has been providing urban cleaning services for this municipality since 2004, in particular the collection of household solid waste and bulky items together with the management of waste drop-off centers and waste recovery from illegal dumping.

Formed in 1999, Proactiva is one of the major players in environmental solutions for public authorities and businesses in Latin America. With nearly 12,000 employees in eight countries, Proactiva is the partner of 120 municipalities in the region and manages water and waste for over 45 million people. Latin America is a dynamic region with a sustained urban development and a growing industry. Strengthening environmental constraints lead businesses and communities to implement solutions to manage their complex environmental issues.

After winning the contract to manage the urban cleaning services for the city of Buenos Aires worth cumulative revenues of €500 million over 10 years, this contract with one of the most emblematic districts of Santiago de Chile is further proof of Proactiva’s expertise and know-how in delivering solutions to Latin America’s major capitals.

"This new contract further shows the relevance of Veolia’s development strategy with large public institutions in Latin America. This region is a strategic axis of development and a very important source for growth. This justified the rise to 100% in the capital of Proactiva conducted in 2013. Veolia today continues to strengthen its position in the industrial and municipal markets in the region. The Group relies on its global expertise in its 3 activities (Water, Waste and Energy), its local operations, as well as on the people and expertise of Proactiva” said Antoine Frérot, Chairman and CEO of Veolia Environnement.

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Veolia Environnement (Paris Euronext: VIE and NYSE:VE) is the worldwide reference in environmental solutions. With over 200,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €22.3 billion* in 2013. www.veolia.com

(*) Excluding Transdev employees and revenues currently under divestment

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains "forward- looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contacts

Group Media Relations	Investor and analyst relations
Laurent Obadia	Ronald Wasylec +33 (0)1 71 75 12 23
Sandrine Guendoul	Ariane de Lamaze +33 (0)1 71 75 06 00
Stéphane Galfré	Terri Anne Powers (United States) +1 312 552 2890
+33 (0)1 71 75 12 52

Media Relations Veolia Latin America

Aude Joël

+ 34 91 387 61 30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2014

VEOLIA ENVIRONNEMENT

By:   /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer